UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 21, 2025

METHANEX TO WEBCAST INVESTOR DAY ON NOVEMBER 13, 2025

VANCOUVER, BRITISH COLUMBIA (October 21, 2025) – Methanex Corporation (TSX: MX) (Nasdaq: MEOH), will host an Investor Day on Thursday, November 13, 2025, in Toronto staring at 12:30pm Eastern Time. Methanex’s executive leadership team will present a business update followed by a live Q&A.
A live webcast of the presentations and Q&A can be accessed through our website or directly via the following link. The webcast will be available for replay after the event. If you have an interest in attending the event in-person, please contact Investor Relations at invest@methanex.com to inquire about availability.
Methanex is a Vancouver-based, publicly traded company and is the world's largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Select Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com. www.methanex.com.

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For further information, contact:
Methanex Investor Inquiries
+1-604-661-2600 or Toll Free: +1-800-661-8851
invest@methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 21, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary